[FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP LETTERHEAD]

Direct: (212) 859-8689

Email: Joshua.Wechsler@friedfrank.com

July 10, 2018

VIA EDGAR

Mr. Donald E. Field

Division of Corporation Finance

Office of Transportation and Leisure

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Navios Maritime Containers Inc.

Amendment No. 1 to Registration Statement on Form F-1

Filed July 3, 2018

File No. 333-225677

Dear Mr. Field:

This letter sets forth the response of Navios Maritime Containers Inc., which in connection with the proposed offering will convert into Navios Maritime Containers L.P., a limited partnership (the “Company”), to the comment letter, dated July 9, 2018, of the staff of the Division of Corporation Finance (the “Staff”) with respect to Amendment No. 1 to Registration Statement on Form F-1 of the Company (the “Registration Statement”), publicly filed with the Securities and Exchange Commission on July 3, 2018. In order to facilitate your review, we have reproduced the Staff’s comment in its entirety, with the response to the comment set out below the comment.

References to page numbers in this letter refer to the pagination of the Registration Statement. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Registration Statement.

Amendment No. 1 to Form F-1 filed July 3, 2018

Recent Developments, page 8

1.	Please file as exhibits the agreements related to your $119.0 million sale and leaseback transaction with Minsheng Financial Leasing Co. Ltd. or tell us why this is not required.

Response:

The Company acknowledges the Staff’s comment and will file as exhibits to a subsequent amendment to the Registration Statement the agreements related to the Company’s $119.0 sale and leaseback transaction with Minsheng Financial Leasing Co. Ltd.

United States Securities and

Exchange Commission

July 10, 2018

Illustrative Cash Flow, page 84

2.	We note that total cash expenses include operating expenses, general and administrative expenses and debt service costs. Please revise to clearly disclose the basis for the debt service cost assumption, including whether the amount is based on the debt that has been entered into subsequent to March 31, 2018 and which you intend to incur in connection with the offering, and is consistent with the debt included your Capitalization table on page 64.

Response:

The Company acknowledges the Staff’s comment and will include in a subsequent amendment to the Registration Statement as a new fourth paragraph under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operation- Illustrative Cash Flow – Twelve Months Ending December 31, 2018 with 25 Vessels – Assumptions” the disclosure set forth below:

Our estimated debt service costs included in our total cash expenses for our current fleet of 25 vessels reflects our current long-term debt as of March 31, 2018 as adjusted to give effect to the new $25.0 million loan to partially finance the acquisition of the Navios Unison, the new $36.0 million loan to partially finance the acquisitions of the YM Utmost and YM Unity, as well as the $119.0 million sale and leaseback transaction that will refinance our outstanding credit facilities maturing in the fourth quarter of 2019, with a combined balance of $92.4 million. The estimated debt service costs for the 32 vessels, including the seven additional vessels to be acquired with the proceeds of this offering, reflect the additional debt of $126.0 million for the acquisition of the four 10,000 TEU vessels and approximately $45.0 million in aggregate for the acquisition of the three 6,800 TEU vessels, as set forth in “Use of Proceeds”.

Interim Financial Statements for the period ended March 31, 2018

Note 2. Summary of Significant Accounting Policies

(c) Recent Accounting Pronouncements, page F-28

3.	We note your response to our prior comment 8 and are still considering the response and may have further comments.

Response:

The Company respectfully advises the Staff that all of its revenue for the period of inception (April 28, 2017) through December 31, 2017 and for the three month period ended March 31, 2018, derive from time charter agreements. A time charter involves placing a vessel at the charterer’s disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel. The performance obligations in a time charter contract are satisfied over the term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the Company. All of the Company’s time charter agreements provide for fixed consideration (i.e., there are no variable payments). The Company has assessed its time charter agreements and determined that the agreements contain an operating lease under Topic 840, Leases (Topic 840). There has been no change in such classification, pre- and post- adoption of Topic 842. “Leases (Topic 842)”.

United States Securities and

Exchange Commission

July 10, 2018

With respect to the changes introduced by Topic 842, and pending the approval and codification of the practical expedient for lessors that was introduced in the respective proposed update to Topic 842 to which the Company has made reference in Note 2(c) to its interim financial statements, the Company notes that out of the 23 time charter contracts that were in effect for the period January 1 through March 31, 2018 and which generated $29.9 million of time charter revenue for the same period, 19 time charter contracts had commenced before the date of adoption of Topic 842. With reference to the Transition practical expedients (updated January 2018) guidance, the Company as a lessor, by electing as a package the (presently approved and codified) practical expedients discussed in ASC 842-10-65-1, would continue to run out its existing Topic 840 accounting for the existing 19 leases that are classified as operating leases. There were only four time charter contracts entered into in the three month period ended March 31, 2018, which are subject to evaluation under Topic 842. The total amount of consideration that would have been allocated to the non-lease components of these four time charter contracts would amount to $1.1 million.

Further, as the timing and pattern of transfer for any separate non-lease component identified would be the same as the pattern of transfer for the related lease component. Accordingly, there would be no effect on the accounting of the total revenue of $29.9 million recognized for the three month period ended March 31, 2018. The Company believes that combining the lease and non-lease components provides for more meaningful financial reporting to its investors as it is more reflective of the predominant component in the time charter contracts.

The Company has evaluated quantitatively and qualitatively the materiality associated with the non-lease components of the four time charter contracts described above and the disclosures required by 842-30-45 and 30-50 in its condensed consolidated financial statements as of and for the period ended March 31, 2018, taking into consideration the guidance in SAB Topic 1 M. The consideration allocated to the non-lease components of the four time charter contracts amounts to $1.1 million as discussed above and represents approximately 3.8% of the $29.9 million reported time charter revenues for the three month period ended March 31, 2018. Such amount does not: (a) give rise in change in earnings, (b) affect the Company’s compliance with regulatory requirements, (c) affect the compliance with loan covenants or other contractual requirements, (d) have an effect of increasing management’s compensation or (e) involve concealment of unlawful transaction.

Based on the above analysis, the Company has concluded that not allocating the consideration between lease and non-lease components and related disclosures for the time charter contracts entered into in 2018 had no material effect on the Company’s financial statements taken as a whole.

The Company will also revise in a subsequent amendment to the Registration Statement the disclosure in Note 2(c)on pages F-28 and F-29 of the Registration Statement, included in its interim condensed consolidated financial statements for the three month period ended March 31, 2018 to clarify that the effect of applying the not yet codified practical expedient for lessors, as introduced in the proposed updates to Topic 842, did not materially affect the interim condensed financial statements for the three month period ended March 31, 2018, taken as a whole. The revised disclosure will be as set forth below:

United States Securities and

Exchange Commission

July 10, 2018

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)” (“ASU 2016-02”). ASU 2016-02 will apply to both types of leases – capital (or finance) leases and operating leases. According to the new Accounting Standard, (a) lessees will be required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months and (b) previous accounting standards for lessors will be updated to align certain requirements with the updates to lessee accounting standards and the revenue recognition accounting standards. ASU 2016 – 02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted.

In a recent update in January 2018, targeted improvements were proposed to the accounting standards that provides for (a) an optional new transition method for adoption that results in initial recognition of a cumulative effect adjustment to retained earnings in the year of adoption and (b) a practical expedient for lessors, under certain circumstances, to combine the lease and non-lease components of revenues for presentation purposes.

The Company has elected to early adopt the requirements of ASU 2016-02 effective January 1, 2018, through application of the alternative transition method, which is consistent, with the approach the Company has elected under the new revenue standard, and has elected the practical expedient for lessors for presentation purposes.

On the assumption that the proposed practical expedient mentioned above will be finally approved, goods and services embedded in a charter contract that may qualify as non-lease components will continue to be combined under a single lease component presentation. In the case that the proposed practical expedient for lessors will not be finally approved, the Company expects that it will required to separately disclose the value of the non-lease components embedded in a time charter. Revenues for other goods and services that are categorized as non-lease components will be recognized at either a point in time or over time based on the pattern of transfer of the underlying goods or services to the charterers. Although the ultimate effect on the consolidated financial statements of the amended standard when finalized, will be based on an evaluation of the contract specific facts and circumstances, the Company does not expect any changes to the timing of revenue recognition for the current contracts with customers.

The effect of applying the not yet codified practical expedient for lessors, as introduced in the proposed updates to Topic 842, did not materially affect the interim condensed financial statements for the three month period ended March 31, 2018, taken as a whole.

All of the Company’s revenues for the three month period ended March 31, 2018 derive from operating leases. The Company will continue to evaluate the materiality of applying the proposed accounting standards update to Topic 842 in any future filling until the approval and codification of the proposed accounting standards update.

***

United States Securities and

Exchange Commission

July 10, 2018

Should you have any questions or comments, please feel free to call me at (212) 859-8689 or my colleague, Meredith Deutsch at (212) 859-8533.

Sincerely,

/s/ Joshua Wechsler

Joshua Wechsler

cc:	Angeliki Frangou (Navios Maritime Containers Inc.)

Chris Christopoulos (Navios Maritime Containers Inc.)

Vasiliki Papaefthymiou (Navios Maritime Containers Inc.)

Stuart H. Gelfond (Fried, Frank, Harris, Shriver & Jacobson LLP)

John M. Bibona (Fried, Frank, Harris, Shriver & Jacobson LLP)

Meredith L. Deutsch (Fried, Frank, Harris, Shriver & Jacobson LLP)